================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
         For The Fiscal Year Ended December 31, 1995

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For The Transition Period From ___________ To ____________


                         Commission File Number 1-10704

                                 --------------

                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN
                            (Full Title of the Plan)

                            SPORT SUPPLY GROUP, INC.
          (Name of issuer of the securities held pursuant to the plan)



1901 Diplomat Drive, Farmers Branch, Texas                       75234
(Address of principal executives offices)                      (Zip Code)

================================================================================

                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

                 INDEX OF STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                                                        Page
                                                                                                        ----

FINANCIAL STATEMENTS:

     Report of Independent Public Accountants                                                             3

     Statement of Net Assets Available for
         Plan Benefits With Fund Information as of December 31, 1995                                      4

     Statement of Net Assets Available for
         Plan Benefits With Fund Information as of December 31, 1994                                      5

     Statement of Changes in Net Assets Available for
         Plan Benefits With Fund Information for the Year Ended December 31, 1995                         6

     Statement of Changes in Net Assets Available for
         Plan Benefits With Fund Information for the Year Ended December 31, 1994                         7

     Notes to Financial Statements                                                                        8

SUPPLEMENTAL SCHEDULES:

     Schedule I - Schedule of Assets Held for Investment Purposes
         as of December 31, 1995                                                                         12

     Schedule II - Schedule of Reportable Transactions for the
         Year Ended December 31, 1995                                                                    13

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Sport Supply Group, Inc. Employees' Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Sport Supply Group, Inc. Employees' Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying Index of Statements and Supplemental Schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Dallas, Texas,                               Arthur Andersen LLP
    April 23, 1996

                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1995


                                                               Fund 2
                                                 Fund 1        Limited          Fund 3        Fund 4         Fund 5
                                                 Money        Volatility        Equity       Disciplined     Company         1995
                                               Market Fund     Bond Fund      Index Fund     Value Fund     Stock Fund       Total
                                               -----------   -----------      ----------     ----------     ----------     --------
ASSETS:
    Investments, at market value-
        Common and Collective Trust Funds       $ 42,117       $ 51,908       $156,528       $170,247       $ 31,108       $451,908
        Loans                                      9,523           --             --             --             --            9,523
                                                --------       --------       --------       --------       --------       --------

                                                  51,640         51,908        156,528        170,247         31,108        461,431

    Dividend/interest receivable                     193            259            223            343             24          1,042
    Employee contributions receivable              1,441          1,825          3,752          3,354          1,607         11,979
    Other receivables                              1,312             65            494           --               96          1,967
                                                --------       --------       --------       --------       --------       --------

                  Total assets                    54,586         54,057        160,997        173,944         32,835        476,419
                                                --------       --------       --------       --------       --------       --------

LIABILITIES:
    Accrued liabilities                            5,088            121            418            626            332          6,585
                                                --------       --------       --------       --------       --------       --------

                  Total liabilities                5,088            121            418            626            332          6,585
                                                --------       --------       --------       --------       --------       --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $ 49,498       $ 53,936       $160,579       $173,318       $ 32,503       $469,834
                                                ========       ========       ========       ========       ========       ========


         The accompanying notes are an integral part of this statement.

                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1994


                                                  Fund 1        Fund 2          Fund 3        Fund 4        Fund 5
                                                  Money     Limited Volatility  Equity       Disciplined    Company         1994
                                               Market Fund     Bond Fund        Index Fund   Value Fund    Stock Fund       Total
                                               -----------     ---------        ----------   ----------    ----------       -----
ASSETS:
    Investments, at market value-
        Common and Collective Trust Funds       $ 26,997       $ 34,155       $ 93,502       $105,463       $ 22,886       $283,003
        Loans                                       --              500          1,000          1,660           --            3,160
                                                --------       --------       --------       --------       --------       --------

                                                  26,997         34,655         94,502        107,123         22,886        286,163

    Dividend/interest receivable                     119            164            286            191              8            768
    Employee contributions receivable                781            740          2,206          1,907            946          6,580
    Other receivables                              1,168            543            505          2,824          1,175          6,215
                                                --------       --------       --------       --------       --------       --------

                  Total assets                    29,065         36,102         97,499        112,045         25,015        299,726
                                                --------       --------       --------       --------       --------       --------

LIABILITIES:
    Accrued liabilities                              559            427           --             --              336          1,322
                                                --------       --------       --------       --------       --------       --------

                  Total liabilities                  559            427           --             --              336          1,322
                                                --------       --------       --------       --------       --------       --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $ 28,506       $ 35,675       $ 97,499       $112,045       $ 24,679       $298,404
                                                ========       ========       ========       ========       ========       ========




         The accompanying notes are an integral part of this statement.

                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                            Fund 1            Fund 2            Fund 3          Fund 4          Fund 5
                                             Money       Limited Volatility    Equity       Disciplined        Company       1995
                                          Market Fund       Bond Fund         Index Fund      Value Fund      Stock Fund     Total
                                          -----------    ------------------   ----------      ----------      ----------     -----
INVESTMENT EARNINGS
    Dividends, interest, and other        $ 2,172           $  2,727         $   7,914        $  13,365       $    467    $  26,645

REALIZED GAIN (LOSS) ON INVESTMENTS          --                  150             2,340            2,070            (13)       4,547

UNREALIZED GAIN (LOSS) ON INVESTMENTS        --                1,966            28,316           17,440         (8,320)      39,402

EMPLOYEE CONTRIBUTIONS                     18,655             22,368            41,780           50,544         19,129      152,476
                                          -------           --------         ---------        ---------       --------    ---------

                                           20,827             27,211            80,350           83,419         11,263      223,070

PARTICIPANT WITHDRAWALS AND
    DISTRIBUTIONS                          (5,978)            (7,012)          (13,491)         (21,488)        (3,671)     (51,640)

TRANSFERS BETWEEN FUNDS                     6,143             (1,938)           (3,779)            (658)           232         --
                                                            --------         ---------        ---------       --------    ---------

NET INCREASE IN NET ASSETS                 20,992             18,261            63,080           61,273          7,824      171,430

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                      28,506             35,675            97,499          112,045         24,679      298,404
                                          -------           --------         ---------        ---------       --------    ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                           $49,498           $ 53,936         $ 160,579        $ 173,318       $ 32,503    $ 469,834
                                          =======           ========         =========        =========       ========    =========



         The accompanying notes are an integral part of this statement.

                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                 Fund 1       Fund 2             Fund 3        Fund 4        Fund 5
                                                 Money     Limited Volatility    Equity     Disciplined      Company        1994
                                              Market Fund     Bond Fund        Index Fund    Value Fund     Stock Fund      Total
                                              -----------  ------------------  ----------    ----------     ----------     --------
INVESTMENT EARNINGS
    Dividends, interest, and other            $     849      $   1,621         $  3,103      $   4,830      $     211     $  10,614

REALIZED GAIN (LOSS) ON INVESTMENTS                --              (30)             138             23            153           284

UNREALIZED LOSS ON INVESTMENTS                     --           (1,416)          (2,217)        (5,423)       (10,204)      (19,260)

EMPLOYEE CONTRIBUTIONS                           18,484         23,241           59,396         60,885         23,084       185,090
                                              ---------      ---------        ---------      ---------      ---------     ---------

                                                 19,333         23,416           60,420         60,315         13,244       176,728

PARTICIPANT WITHDRAWALS AND
    DISTRIBUTIONS                                (2,945)        (2,063)          (4,841)        (5,647)        (2,098)      (17,594)

TRANSFERS BETWEEN FUNDS                            (297)          (740)           1,424           (943)           556          --
                                              ---------      ---------        ---------      ---------      ---------     ---------

NET INCREASE IN NET ASSETS                       16,091         20,613           57,003         53,725         11,702       159,134

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                            12,415         15,062           40,496         58,320         12,977       139,270
                                              ---------      ---------        ---------      ---------      ---------     ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                               $  28,506      $  35,675        $  97,499      $ 112,045      $  24,679     $ 298,404
                                              =========      =========        =========      =========      =========     =========



         The accompanying notes are an integral part of this statement.

                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN:

The following description of the Sport Supply Group, Inc. Employees' Savings Plan (the "Plan") is provided for general information purposes only. The Plan was established on June 1, 1993, and was amended on October 18, 1995, to comply with Internal Revenue Service requirements. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution retirement plan established by Sport Supply Group, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferral arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees become eligible to participate in the Plan upon the completion of one year of service and attainment of age 21. Employees who had satisfied the eligibility requirements prior to the effective date of the plan were eligible to participate as of June 1, 1993.

Participation

Eligible employees may become participants on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date the employees satisfy the Plan's eligibility requirements.

Contributions

Participants may elect to defer up to 8% of their compensation each year. However, total deferrals for each employee in any taxable year may not exceed a dollar limit which is set by Internal Revenue Service regulations. The limit for 1995 and 1994 was $9,240. These contributions are invested at the participant's discretion into funds administered by Bank One, Texas, N.A. (the "Trustee").

The Company may elect to contribute to the Plan by means of a matching contribution, a special discretionary contribution, or an additional discretionary amount. The Company did not make any contributions in 1995 or 1994.

Investment Options

Participants may direct contributions into five different investment options. Participants may change their investment elections quarterly. A summary description of each investment option is provided below:

       Fund 1 - Money Market Fund

       This fund invests in instruments determined to be of high quality, the dollar-weighted average portfolio maturity may not exceed 90 days, and no individual portfolio security may have a remaining maturity of greater than 397 days.

       Fund 2 - Limited Volatility Bond Fund

       This fund invests at least 65% of its total assets in bonds, with up to 20% of its total assets in preferred stocks. This fund will, under normal conditions, invest at least 50% of its assets in obligations issued or guaranteed by the U.S. government or its agents or instrumentalities. All remaining assets will be invested in debt securities of all types.

       Fund 3 - Equity Index Fund

       This fund invests in the stocks which comprise the Standard & Poor's 500 Composite Index.

       Fund 4 - Disciplined Value Fund

       This fund invests in equity securities with below-market average price-to-earnings and price-to-book ratios.

       Fund 5 - Company Stock Fund

       This fund invests principally in the Company's common stock.

Vesting

A participant is 100% vested in his/her salary deferral amounts contributed to the Plan and in any of the Company's special discretionary contributions made to the Plan. A participant becomes vested in any matching and additional discretionary contributions by the Company after five years of service. Years of service prior to the time a participant has reached age 18 are not counted for vesting purposes.

Forfeiture

A participant's nonvested portion of his/her account balance will be forfeited upon termination of employment. Forfeitures will be used to restore previously forfeited amounts for reemployed participants.

Benefits

Participants or beneficiaries are able to receive funds from their accounts under the following circumstances:

         -    Normal retirement (normal retirement age is 65)
         -    Late retirement
         -    Death
         -    Total and permanent disability

If a participant terminates for reasons other than those listed above, he/she will be entitled to receive only the vested portion of his/her account, and the remainder will be forfeited.

Participant Loans

The Trustee may, at its discretion, make loans to participants and beneficiaries. The amount the Plan may loan to a participant is limited by rules under the IRC. The outstanding balance of any one participant's loans will be limited to the lesser of $50,000 or one half of the participant's vested account balance. The minimum loan is $1,000.

Outstanding loans as of December 31, 1995 and 1994, were $9,523 and $3,160, respectively.

2. INCOME TAX STATUS:

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 1, 1995, that the Plan is designed in accordance with applicable sections of the IRC and is exempt from federal income tax. This determination letter covers all Plan amendments through October 18, 1995.

3. PLAN TERMINATION:

While it has no intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, all participants become fully vested.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting.

Income Recognition

Interest and other income are recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation

Investments of the Plan are stated at fair market value as determined by quoted market price. Securities listed on a registered stock exchange are valued at the last sales prices on the day of valuation, or lacking any sales, at the prices at which they were last traded prior to the valuation day. Any unlisted security held shall be valued at its bid price as obtained from a registered broker or an investment banker. For assets other than securities for which trading or bid prices can be obtained, the Trustee may appraise such assets itself, or, in its discretion, employ one or more appraisers for that purpose and rely on these established values.

The following investments represented 5% or more of the net assets available for plan benefits at December 31, 1995 and 1994:


                       Description                       1995           1994
    ------------------------------------------        ---------      ---------
    The One Group Prime Money Market Fund             $  42,117      $  28,641
    The One Group Limited Volatility Bond Fund           51,908         34,155
    The One Group Equity Index Fund                     156,528         93,502
    The One Group Disciplined Value Fund                170,247        105,463
    Company Common Stock Fund                            31,108         21,242

Administrative and Investment Expenses

All trustee fees, investment management fees, and recordkeeping fees are paid by the Company at its discretion. The Plan is not required to reimburse the Company for these expenses.

                                                                      SCHEDULE I



                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1995

                                 EIN: 75-2241783

                                   PLAN #: 001



  (a)                 (b)                                 (c)                              (d)         (e)
                   Identity                                                               Cost        Market
                  of Issuer                          Description                          Value       Value
 ----     --------------------        --------------------------------------            ---------   ---------

   *      Bank One, Texas, N.A.       Cash equivalents - The One Group Prime
                                          Money Market Fund                             $  42,117   $  42,117

   *      Bank One, Texas, N.A.       Corporate obligations - The One Group
                                          Limited Volatility Bond Fund                     51,250      51,908

   *      Bank One, Texas, N.A.       Common stock - The One Group Equity
                                          Index Fund                                      130,286     156,528

   *      Bank One, Texas, N.A.       Common stock - The One Group Disciplined
                                          Value Fund                                      159,628     170,247

   *      Sport Supply Group, Inc.    Common stock, $.01 par                               46,820      31,108

   *      Participant Loans           Participant Loans
                                          Interest rates from 8.75% to 10.0%                9,523       9,523
                                                                                         --------    --------

                    Totals                                                               $439,624    $461,431
                                                                                         ========    ========


* Column (a) indicates each identified person/entity known to be a party-in-interest. Interest rates vary.

    This supplemental schedule lists assets held for investment purposes at
      December 31, 1995, as required by the Department of Labor Rules and
                  Regulations for Reporting and Disclosures.

                                                                     SCHEDULE II

                SPORT SUPPLY GROUP, INC. EMPLOYEES' SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                 EIN: 75-2241783

                                   PLAN #: 001

           (a)                               (b)                      (c)         (d)          (g)              (h)            (i)
       Identity of                                                 Purchase     Selling      Cost of  Current Value of Asset   Net
     Party Involved                 Description of Asset             Price       Price        Asset     on Transaction Date   Gain
- ------------------------   --------------------------------------    -----       -----        -----     -------------------   ----
INDIVIDUAL TRANSACTIONS:

     None

SERIES OF TRANSACTIONS:

*    Bank One              Cash Equivalents - The One Group Prime
                               Money Market Fund                    $28,138    $    -      $    -           $28,138            $  -

*    Bank One              Common Stock - The One Group Equity
                               Index Fund                            52,881      20,511      17,757          20,511            2,754

*    Bank One              Common Stock - The One Group
                               Disciplined Value Fund                66,219      20,945      19,447          20,945            1,498



* Column (a) indicates each identified person/entity known to be a party-in-interest. Interest rates vary.

Column (e) was not used as there were no reportable transactions related to lease rentals.
Column (f) was not used as there were no transaction expenses

  This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of Plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for
                          Reporting and Disclosure.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           SPORT SUPPLY GROUP, INC.
                                           EMPLOYEES' SAVINGS PLAN

June 28, 1996                              By: /s/ James R. Crawford
                                               ---------------------
                                                 Principal Accounting and
                                                 Financial Officer

                                INDEX TO EXHIBITS



NUMBER                            DESCRIPTION                              PAGE
- ------                            -----------                              ----
 99.1             Consent of Independent Public
                   Accountants........................................      16